Happiness Biotech Group Limited

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City

Fujian Province, China

VIA EDGAR

June 26, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Mary Beth Breslin

Re:	Happiness Biotech Group Ltd

Registration Statement on Form F-1

Initially Filed March 8, 2019

File No. 333-230170

Dear Ms. Breslin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Happiness Biotech Group Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on June 28, 2019, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bian Jiong
Bian Jiong Chief Financial Officer